UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Sisler, David G.
   14643 Dallas Parkway Suite 1000
   Dallas, TX  75240-8871
   USA
2. Issuer Name and Ticker or Trading Symbol
   Elcor Corporation
   ELK
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   July 26, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, General Counsel & Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $1 par value |      |    | |                  |   |           |3,718.5667         |D     |                           |
per share*                 |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |630.005            |I     |BY ESOP TRUSTEE            |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Incentive Stock Option|$28.0417|7/26/|M   |V|13,830     |A  |7/26/|7/25/|Common Stock|13,830 |$28.041|27,699.75   |D  |            |
 (Right to buy)**     |        |99   |    | |           |   |00   |09   |            |       |7      |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
* end of month holdings adjusted for the 3:2 stock split declared June 28, 1999 in the form of a 50% stock dividend payable to shareholders of record as of July 15,
1999.
**granted under the 1998 Amended and Restated Elcor Corporation Incentive Stock Option Plan in transaction exempt under Rule 16b-3. The option is exercisable as to 20% of the number of shares set forth above one year after the effective date of the grant, with an additional 20% for each year thereafter until the option is exercisable as to 100%
of such shares five years after the date of the grant. The option expires 10 years after the effective date of the grant, or, in this case, July 25, 2009. Number of derivative securities, shares of underlying common stock, and exercise prices have been adjusted for the above described stock split.
SIGNATURE OF REPORTING PERSON
/s/ David G. Sisler
DATE
    August 10, 1999